UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue de la Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the  following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.0%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.0%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Global Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 38,918,903
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 38,918,903
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Siren, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 38,918,903
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 38,918,903
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Participations S.à r.l.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Amaury Wittouck
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 136,180,481
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 136,180,481
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 136,180,481
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 37.7%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus US Partners LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 45,783,375
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,783,375
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,783,375
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 12.7%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

EXPLANATORY NOTE

This Amendment No. 24 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, Amendment No. 17 thereto filed on January 21, 2021, Amendment No. 18 thereto filed on August 1, 2022, Amendment No. 19 thereto filed on August 9, 2022, Amendment No. 20 thereto filed on June 6, 2023, Amendment No. 21 thereto filed on March 13, 2024, Amendment No. 22 thereto filed on May 14, 2024 and Amendment No. 23 thereto filed on July 29, 2024 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

On December 5, 2024, Artal International S.C.A. transferred 136,180,481 shares of Issuer Common Stock to its wholly owned subsidiary, Artal Participations S.à r.l.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus US Partners LLC, a Delaware limited liability company, Invus Global Management, LLC, a Delaware limited liability company, Siren, L.L.C., a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal Participations S.à r.l., a company incorporated and registered under the laws of Luxembourg, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Amaury Wittouck, a citizen of Belgium (collectively, the “Reporting Persons”).

The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus US Partners LLC, Invus Global Management, LLC, Siren, L.L.C., Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal Participations S.à r.l., Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend and Mr. Amaury Wittouck is 44, Rue de la Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.

Invus, L.P. is controlled by Invus Advisors, L.L.C. and Invus Public Equities, L.P. is controlled by Invus Public Equities Advisors, LLC. Each of Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC is controlled by Invus Global Management, LLC. Invus Global Management, LLC is controlled by Siren, L.L.C. Siren, L.L.C. is controlled by Mr. Raymond Debbane.

Each of Invus, L.P., Invus US Partners LLC and Invus Public Equities, L.P. is principally engaged in the business of investing in securities. Invus Public Equities Advisors, LLC is primarily engaged in the business of serving as the general partner of Invus Public Equities, L.P. Invus Advisors, L.L.C. is principally engaged in the business of serving as the general partner of Invus, L.P. Invus Global Management, LLC is principally engaged in serving as managing member of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of Invus US Partners LLC. Siren, L.L.C. is principally engaged in the business of serving as the managing member of Invus Global Management, LLC. Mr. Debbane is the sole member of Ulys, L.L.C. and Siren, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer. Artal Participations S.à r.l., a subsidiary of Artal International S.C.A, is principally engaged in the business of investing in securities. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A., is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Amaury Wittouck is the sole member of the board of the Stichting, and his principal present occupation is as Chairman of the board of Artal Group S.A.

The members of the Board of Managers of Artal Participations S.à r.l. are Mrs. Anne Goffard, Mr. Pierre Claudel and Mr. Bernard Darimont. The director of Artal International Management S.A. is Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mrs. Anne Goffard and Mr. Pierre Claudel, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Amaury Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Gabriel de l’Escaille, Mr. Debbane (Managing Director), Mr. Jean Fossion and Mr. Frank Dierckx. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. de l’Escaille is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Fossion is a citizen of Belgium; and his present principal occupation is as a financial consultant; and his business address is Domein Fuji 6, 1970 Wezembeek-Oppem, Belgium. Mr. Dierckx is a citizen of Belgium, and his present principal occupation is as a consultant. The business address for Mr. Dierckx is Elzabetlaan 174, 8300 Knokke, Belgium. The information for Mr. Debbane and Mr. Amaury Wittouck is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Anne Goffard (Managing Director), Mr. Pierre Claudel (Managing Director), Mr. Henri Reiter, Mr. Frank Dierckx, Mr. Amaury Wittouck, Mrs. Flore Wittouck, Mrs. Amandine Wittouck and Mr. Kyril Wittouck. Mr. Henri Reiter is a citizen of Luxembourg; his present principal occupation is as independent director, and his business address is 40, Boulevard Joseph II, L-1840 Luxembourg. Mrs. Flore Wittouck is a citizen of Belgium, her present principal occupation is as a director of Westend S.A. Mrs. Amandine Wittouck is a citizen of Belgium; her present principal occupation is as a director of Westend S.A. Mr. Kyril Wittouck is a citizen of Belgium; his present principal occupation is as a director of Westend S.A. Unless otherwise noted above, the business address of each of the directors of Westend S.A. is the same as for Westend S.A. The information for Mrs. Goffard, Mr. Claudel, Mr. Dierckx and Mr. Amaury Wittouck is provided above.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 or Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On December 5, 2024, Artal International S.C.A. transferred 136,180,481 shares of Issuer Common Stock to its wholly owned subsidiary, Artal Participations S.à r.l.

Item 5. Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) Invus Public Equities, L.P. is the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 1.0% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Global Management, LLC, as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC, Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Invus, L.P. is the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 9.8% and approximately 10.8% of the outstanding shares of Issuer Common Stock, respectively.

Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Global Management, LLC, as the managing member of Invus Advisors, L.L.C., controls Invus Advisors, L.L.C. and, accordingly, may be deemed to beneficially own the Issuer Common Stock that Invus Advisors, L.L.C. may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Advisors, L.L.C., Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Artal Participations S.à r.l. is the record and beneficial owner of 136,180,481 shares of Issuer Common Stock representing approximately 37.7% of the outstanding shares of Issuer Common Stock. Artal International S.C.A. as the sole shareholder of Artal Participations S.à r.l. controls Artal Participations S.à r l. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Participations S.à r.l. may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal Participations S.à r.l., Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

Invus US Partners LLC is the record and beneficial owner of 5,451,204 shares of Issuer Common Stock, representing approximately 1.5% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Mr. Debbane is the beneficial owner of 45,783,375 shares of Issuer Common Stock representing approximately 12.7% of the outstanding shares of Issuer Common Stock including 1,348,879 shares of Issuer Common Stock owned directly by Mr. Debbane, representing approximately 0.4% of the outstanding shares of Issuer Common Stock and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Debbane also holds unvested stock options to purchase an additional 58,146 shares of Issuer Common Stock scheduled to vest on various vesting dates and 36,810 restricted stock units that are scheduled to vest on May 13, 2025.

The Reporting Persons collectively beneficially own 181,963,856 shares of Issuer Common Stock, representing approximately 50.3% of the outstanding shares of Issuer Common Stock. Calculations of the percentage of shares of Issuer Common Stock beneficially owned are based on 361,492,295 shares of Issuer Common Stock outstanding as of November 8, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2024.

Mr. Amouyal beneficially owns 248,364 shares of Issuer Common Stock held directly and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 167,055 shares of Issuer Common Stock held directly and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 58,146 shares of Issuer Common Stock scheduled to vest on various vesting dates and 36,810 restricted stock units that are scheduled to vest on May 13, 2025. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimarães and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

29. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 9, 2024

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS GLOBAL MANAGEMENT, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

SIREN, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL PARTICIPATIONS S.À R.L.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Manager

ARTAL INTERNATIONAL S.C.A.

By: Artal International Management S.A., its managing partner

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

AMAURY WITTOUCK

By:	/s/ Amaury Wittouck

INVUS US PARTNERS LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane